June 10, 2010

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

RE:	REQUEST FOR EXTENSION OF TIME TO RESPOND TO COMMENT LETTER DATED 6/7/2010

Dear Ms. Collins:

We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated June 7, 2010 (the “Comment Letter”) in which the Staff of the Commission (the “Staff”) requested certain information regarding our most recent 10-K, 10-Q and 8-K filings. As we discussed with Mr. Benton, we would like to request an extension to the filing deadline for our response. Currently, a response was requested within 10 business days, which would make the response due by June 17, 2010. We are requesting that this date be extended to July 15, 2010. If this date is not acceptable to you please let us know, otherwise we will post our response on Edgar by July 15, 2010.

Should you have any further questions, please do not hesitate to call me at (650) 645-3494

Sincerely,

/s/ Dan A. Gaudreau
Dan A. Gaudreau
Senior Vice President, Operations and CFO

cc:	Mr. Robert Benton, Staff Accountant, Division of Corporate Finance